Exhibit 99.3

LIFEZONE HOLDINGS LIMITED

Unaudited Condensed Consolidated INTERIM Financial Statements

FOR THE SIX MONTHS ENDED

JUNE 30, 2023

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS

for the six months ended June 30, 2023 and June 30, 2022

	Note	H1 2023	H1 2022
		$	$
Revenue	5	506,748	1,114,305
(Including related party revenues of $495,048 and $1,065,162 for the periods ended June 30, 2023 and June 30, 2022, respectively)
Gain (loss) on foreign exchange	8	86,547	(30,473)

General and administrative expenses	8	(13,412,649)	(5,515,073)
Operating loss		(12,819,354)	(4,431,241)
Interest income	6	269,800	27,816
Interest expense	7	(91,668)	(130,555)
Loss before tax		(12,641,222)	(4,533,980)
Income tax		-	-
Loss for the financial period		(12,641,222)	(4,533,980)
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange (loss) gain on translation of foreign operations		(84,291)	35,189
Total other comprehensive (loss) income for the period		(84,291)	35,189

Total comprehensive loss for the financial period		(12,725,513)	(4,498,791)
Net loss for the period:
Attributable to ordinary shareholders of the company		(10,403,600)	(4,214,565)
Attributable to noncontrolling interests		(2,237,622)	(319,415)
		(12,641,222)	(4,533,980)
Total comprehensive loss:
Attributable to ordinary shareholders of the company		(10,487,891)	(4,179,376)
Attributable to noncontrolling interests		(2,237,622)	(319,415)
		(12,725,513)	(4,498,791)
Net loss per share
Basic and diluted fer Redeemable Class A ordinary share	21	(16.77)	(6.79)

/s/ Ingo Hofmaier

Ingo Hofmaier

Chief Financial Officer

Date: September 20, 2023

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENT OF FINANCIAL POSITION

as of June 30, 2023 and December 31, 2022

	Note	June 30, 2023	December 31, 2022
		$	$
Assets
Non-current assets
Exploration and evaluation assets and mining data	12	35,921,121	18,455,306
Patents	13	613,613	602,867
Other intangible assets	13	92,096	92,096
Property and equipment	11	1,030,135	884,322
Right-of-use assets	11	440,827	352,307
		38,097,792	20,386,898
Current assets
Inventories		66,942	49,736
Trade and other receivables	10	10,247,585	6,005,207
(Including receivables from related parties of $150,000 and $655,683 as of June 30, 2023, and December 31, 2022, respectively and receivables from affiliated entities of $1,466,634 and $959,935 as of June 30, 2023 and December 31, 2022, respectively)
Subscription receivable	15	-	50,000,000
Cash and cash equivalents	9	44,410,732	20,535,210
		52,725,316	76,590,153
Total assets		92,823,051	96,977,051

Liabilities and equity

Equity
Share capital	20	3,101	3,101
Share premium	20	25,436,656	25,436,656
Shared based payment reserve	20	25,483,348	25,483,348
Other reserves	20	(15,495,254)	(15,495,254)
Foreign currency translation reserve	20	31,573	115,864
Redemption reserve	20	280,808	280,808
Accumulated deficit	20	(54,694,202)	(44,290,602)
Total Shareholders’ (deficit) equity		(18,953,970)	(8,466,079)
Non-controlling interests	20	82,215,262	84,452,884
Total equity		63,261,292	75,986,805

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENT OF FINANCIAL POSITION

as of June 30, 2023 and December 31, 2022

	Note	June 30, 2023	December 31, 2022
		$	$
Non-current liabilities
Lease liabilities	16	351,076	290,576
Long term asset retirement obligation provision	19	303,000	303,000
Contingent consideration	18	3,768,859	3,689,755
		4,422,935	4,283,331
Current liabilities
Lease liabilities	16	145,142	105,304
Trade and other payables	14	24,993,682	16,601,611
		25,138,824	16,706,915

Total liabilities		29,561,759	20,990,246

Total equity and liabilities		92,823,051	96,977,051

/s/ Ingo Hofmaier

Ingo Hofmaier

Chief Financial Officer

Date: September 20, 2023

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

for the six months ended June 30, 2023 and June 30, 2022

	Note	Share Capital	Share Premium	Shared Based Payment Reserve	Other Reserves	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Convertible loans issued	Non-controlling Interest	Total equity
		$	$	$	$	$	$	$	$	$	$	$
At January 1, 2022		1,843	25,436,656	9,988,094	-	-	280,808	(20,707,260)	15,000,141	39,040,000	(176,238)	53,863,903
Transactions with shareholders:
Issuance of ordinary shares		1,258	-	-	-	-	-	-	1,258	-	-	1,258
Total transactions with shareholders		1,258	-	-	-	-	-	-	1,258	-	-	1,258
Total loss for the interim financial period		-	-	-	-	-	-	(4,214,565)	(4,214,565)	-	(319,415)	(4,533,980)
Total other comprehensive income for the interim financial period		-	-	-	-	35,189	-	-	35,189	-	-	35,189
At June 30, 2022		3,101	25,436,656	9,988,094	-	35,189	280,808	(24,921,825)	10,822,023	39,040,000	(495,653)	49,366,370

At January 1, 2023		3,101	25,436,656	25,483,348	(15,495,254)	115,864	280,808	(44,290,602)	(8,466,079)	-	84,452,884	75,986,805
Total loss for the interim financial period		-	-	-	-	-	-	(10,403,600)	(10,403,600)	-	(2,237,622)	(12,641,222)
Total other comprehensive loss for the interim financial period		-	-	-	-	(84,291)	-	-	(84,291)	-	-	(84,291)
At June 30, 2023	20	3,101	25,436,656	25,483,348	(15,495,254)	31,573	280,808	(54,694,202)	(18,953,970)	-	82,215,262	63,261,292

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

for the six months ended June 30, 2023 and June 30, 2022

		June 30	June 30
	Note	2023	2022
		$	$
Cash flows from operating activities
Consolidated loss for year		(12,725,513)	(4,498,791)
Adjustments for:
Interest income	6	(269,800)	(27,816)
Amortization of intangible assets	13	38,301	33,619
Foreign exchange (gain) loss	8	(86,547)	30,473
Interest expense	7	91,668	130,555
Depreciation of property and equipment and right-of-use assets	11	169,721	69,176
Operating loss before working capital changes		(12,782,170)	(4,262,784)
Changes in trade and other receivables		(1,072,573)	(1,138,799)
Changes in related party receivables		(1,374,175)	(150,806)
Changes in inventories		(17,206)	(40,753)
Changes in other current assets		(2,202,145)	(94,957)
Changes in prepaid mining license		499,903	503,436
Changes in customer credit to related party		-	(208,550)
Changes in trade and other payables	14	10,892,071	618,571
Net cash used in operating activities		(6,056,295)	(4,774,642)
Cash flows from investing activities
Interest received from bank		262,959	23,651
Patent costs incurred		(49,047)	(35,395)
Expenditures on property and equipment	11	(253,505)	65,351
Investment in exploration and evaluation assets	12	(17,465,815)	(1,998,059)
Acquisition of subsidiaries, net of cash acquired	22	-	(7,591)
Net cash used in investing activities		(17,505,408)	(1,952,043)
Cash flows from financing activities
Payment of lease liabilities	16	(62,775)	(38,610)
Proceeds from receipt of subscription receivable, net of transaction cost	15	47,500,000	-
Net cash provided by (used in) financing activities		47,437,225	(38,610)
Net increase (decrease) in cash and cash equivalents		23,875,522	(6,765,295)
Cash and cash equivalents
Beginning of period		20,535,210	45,624,110
End of period		44,410,732	38,858,815

See accompanying notes to unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

1.	General information

Lifezone Holdings Limited (“LHL”) is a limited company incorporated and domiciled in Isle of Man and whose shares are not publicly traded. The registered office is located at Commerce House, 1 Bowring Road, Ramsey, IM8 2LQ, Isle of Man. The Unaudited Condensed Consolidated Interim Financial Statements of LHL, and its subsidiaries (collectively, “LHL Group”) for the six months ended June 30, 2023, were authorized for issue in accordance with a resolution of the Directors of LHL on September 18, 2023 and the Directors of Lifezone Metals Limited on September 19, 2023.

The Unaudited Condensed Consolidated Interim Financial Statements of LHL Group have been reviewed by Grant Thornton Ireland, an independent public accountant prior to filing in accordance with the standards of the United States Public Company Accounting Oversight Board applicable to reviews of interim financial information.

LHL Group is a modern metals company engaged in the development, patenting, and licensing of its hydro-metallurgical processing technology (“Hydromet Technology”) for use in the extractive metallurgy, minerals, and recycling industries. LHL’s primary asset is the Kabanga Nickel project in Tanzania, considered one of the world’s largest, highest grade and development ready nickel sulfide deposit globally. Information on LHL Group’s structure is provided in Note 2.3.

Information on other related party relationships of LHL Group is provided in Note 17.

History and organization

LHL was formed as a holding company for Lifezone Limited (“LZL”) and acquired 100% of the equity interest (including outstanding options and Restricted Stock Units, “RSUs”) in LZL on June 24, 2022, in consideration for issuing shares of LHL on a 1:1 basis to the LZL shareholders at the time (following a 1:200 split of shares of LZL) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (just prior to the Lifezone Holdings Transaction), the shareholders of Kabanga Nickel Limited (“KNL”), other than LZL and BHP Billiton (UK) DDS Limited (“BHP”), exchanged their shares of KNL for shares of LHL on a 1:1 basis (the “Flip-Up”). The KNL options were also exchanged for options in LHL on a 1:1 basis as part of the Flip-Up.

As LHL did not have any previous operations, LZL and KNL (together with its subsidiaries) are together viewed as the predecessors to LHL and its consolidated subsidiaries. As a result, the consolidated financial statements of LHL recognize the assets and liabilities received in the Lifezone Holdings Transaction and the Flip-Up at their historical carrying amounts, as reflected in the historical financial statements of LZL and KNL (together with its subsidiaries).

On December 13, 2022, Lifezone Metals Limited, an Isle of Man company (“LML”) and GoGreen Investments Corporation (“GoGreen”), an exempted special purchase acquisition company (“SPAC”) incorporated under the laws of the Cayman Islands and formerly listed on the New York Stock Exchange (“NYSE”), entered into a Business Combination Agreement (“BCA”) with GoGreen Sponsor 1 LP, a Delaware limited partnership (the “Sponsor”), Aqua Merger Sub, a Cayman Islands exempted company (the “Merger Sub”) and LHL, a wholly owned direct subsidiary of LML.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

1.	General information (continued)

History and Organization (continued)

On July 6, 2023 LML, LHL and GoGreen consummated the business combination pursuant to the BCA (the “Business Combination”). The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the extraordinary general meeting of GoGreen’s shareholders held on June 29, 2023 (the “EGM”). GoGreen’s shareholders also voted to approve all other proposals presented at the EGM. As a result of the Business Combination, the Merger Sub, as the surviving entity after the Business Combination transaction, and LHL each became wholly owned subsidiaries of LML.

On the Closing Date, LML’s Ordinary Shares and the LML Warrants commenced trading on the NYSE, under the new ticker symbols “LZM” and “LZMW”, respectively.

Information on the Business Combination and the NYSE listing are provided in Note 27.

2.	Significant accounting policies

2.1.	Basis of preparation

LHL Group’s Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars (“USD” or “$”).

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis unless otherwise stated.

The same accounting policies, presentation and methods of computation have been followed in these Unaudited Condensed Consolidated Interim Financial Statements as were applied in the preparation of LHL Group’s financial statements for the year ended December 31, 2022, except for the impact of the adoption of the Standards and Interpretations as described in Note 2.2

These standards and amendments do not have a significant impact on these Interim Financial Statements and therefore the disclosures have not been made.

However, whilst they do not affect these Unaudited Condensed Consolidated Interim Financial Statements, they will impact on some entities. Entities should assess the impact of these new Standards on their financial statements based on their own facts and circumstances and make appropriate disclosures. In addition, if practical expedients are going to be used, then this intention should be disclosed.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

2.	Significant accounting policies (continued)

2.1.	Basis of preparation (continued)

The Unaudited Condensed Consolidated Interim Financial Statements incorporate the results of Business Combinations under common control using the predecessor value method that occurred in 2022. In the Unaudited Condensed Consolidated Interim Statement of Financial Position, the acquiree’s identifiable assets and liabilities are initially recognized at their carrying values at the acquisition date. The increase in the fair value of share-based payment reserves, assumed by LHL Group as part of the Business Combination under common control, is accounted for directly in equity under Other Reserves. The results of acquired operations are included in the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income from the date on which control is obtained.

LHL Group has prepared the Unaudited Condensed Consolidated Interim Financial Statements on the basis that it will continue to operate as a going concern as discussed in Note 2.5.

The Unaudited Condensed Consolidated Interim Financial Statements comprise the financial statements of the LHL Group as of June 30, 2023. Control is achieved when LHL Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, LHL Group controls an investee if, and only if, LHL Group has:

●	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

●	exposure, or rights, to variable returns from its involvement with the investee; or

●	the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when LHL Group has less than a majority of the voting or similar rights of an investee, LHL Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	the contractual arrangement(s) with the other vote holders of the investee;

●	rights arising from other contractual arrangements; and

●	LHL Group’s voting rights and potential voting rights.

LHL Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when LHL Group obtains control over the subsidiary and ceases when LHL Group loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the Unaudited Condensed Consolidated Interim Financial Statements from the date LHL Group gains control until the date LHL Group ceases to control the subsidiary.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

2.	Significant accounting policies (continued)

2.2.	Accounting pronouncements

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have an impact on the unaudited condensed consolidated interim financial statements of the Company, as follows:

●	IFRS 17 ‘Insurance Contracts’

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

●	Definition of Accounting Estimates (Amendments to IAS 8)

●	Disclosure of Accounting Policies (Amendments to IAS 1 and Practice Statement 2)

2.3.	Basis of consolidation

Profit or loss and each component of other comprehensive income are attributed to the equity holders of LML as the parent of LHL and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with LHL Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of LHL are eliminated on full consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If LHL Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment remains recognized at fair value.

After an initial $50 million investment in December 2021 (see Note 20), BHP agreed to invest a further $50 million into KNL in the form of equity under the Tranche 2 Subscription Agreement signed on October 14, 2022. KNL satisfied substantially all the closing conditions by December 31, 2022, received $50 million on February 15, 2023 and issued a stock certificate on the same day. This brought BHP’s interest in KNL from 8.9% as of December 31, 2022 to 17.0%, effective February 15, 2023.

LHL Group attributes total comprehensive income or loss of subsidiaries between the owners of LML as the parent and the non-controlling interests based on their respective ownership interests.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

2.	Significant accounting policies (continued)

2.3.	Basis of consolidation (continued)

The Consolidated Financial Statements comprise the financial statements as of June 30, 2023, comprise the financial statements of subsidiaries on following.

	Direct /	Country of	Principal place of	Percentage of Ownership (%)
Name of subsidiary	Indirect	incorporation	Business	2023	2022
Lifezone Limited	Direct	Isle of Man	Isle of Man	100.0%	100.0%
LZ Services Limited	Indirect	United Kingdom	United Kingdom	100.0%	100.0%
Kabanga Holdings Limited	Indirect	Cayman Islands	Cayman Islands	83.0%	91.1%
Kabanga Nickel Company Limited	Indirect	Tanzania	Tanzania	83.0%	91.1%
Kabanga Nickel Limited	Indirect	United Kingdom	United Kingdom	83.0%	91.1%
Kagera Mining Company Limited	Indirect	Tanzania	Tanzania	83.0%	91.1%
Metprotech Pacific Proprietary Limited	Indirect	Australia	Australia	100.0%	100.0%
Romanex International Limited	Indirect	Canada	Canada	83.0%	91.1%
Tembo Nickel Corporation Limited	Indirect	Tanzania	Tanzania	69.7%	76.5%
Tembo Nickel Mining Company Limited	Indirect	Tanzania	Tanzania	69.7%	76.5%
Tembo Nickel Refining Company Limited	Indirect	Tanzania	Tanzania	69.7%	76.5%

2.4.	Business combinations under common control

Business combinations involving entities under common control are outside the scope of IFRS 3 ‘Business Combinations’ and there is no other specific IFRS guidance. Accordingly, management used its judgement to develop an accounting policy that is relevant and reliable, in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’.

2.5.	Going concern

The management of LML and LHL Group (“Management”) have assessed the going concern assumptions of LHL Group during the preparation of these Unaudited Condensed Consolidated Interim Financial Statements. LHL Group had net comprehensive loss attributable to ordinary shareholders of the company of $10.4 million for the six months ended June 30, 2023 (June 30, 2022: $4.2 million), accumulated losses of $54.7 million at June 30, 2023 (December 31, 2022: $44.3 million).

Positive cash flow for the six months ended June 30, 2023 was $23.9 million (June 30, 2022: net outflows $6.8 million). Consisting of $47.5 million net inflows (June 30, 2022: net outflows $0.04 million) from financing activities arising from investment by BHP in KNL, one of LHL’s subsidiaries, on February 15, 2023. Net outflows from operating activities of $6.1 million (June 30, 2022: net outflows $4.8 million) and net outflows from investing activities of $17.5 million (June 30, 2022: net outflows $1.9 million), mainly relating to expenditure for the Kabanga Nickel project.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

2.	Significant accounting policies (continued)

2.5.	Going concern (continued)

On July 6, 2023, LML consummated the Business Combination pursuant to the BCA and the Private Investment in Public Equity (“PIPE”) financing pursuant to various Subscription Agreements. Prior to the EGM in connection with the Business Combination, holders of 26,072,446 GoGreen Class A Shares, representing approximately 94.5% of the total GoGreen Class A Shares held by public shareholders, exercised their right to redeem their shares for cash.

As of June 30, 2023, prior to the Business Combination, LHL had consolidated cash and cash equivalents of $44.4 million. As of July 31, 2023, LML had consolidated cash and cash equivalents of $84.4 million. The primary movements between June 30, 2023 and July 31, 2023 relate to $74.7 million gross proceeds from the Business Combination and the PIPE Financing transactions, settling the majority of $20.6 million in transaction expenses, the $7.5 million completion payment to the shareholders of The Simulus Group Pty Ltd (“SGPL”) and the balance of outflows in July 2023 of $6.5 million relating to working capital expenses and investments into exploration and evaluation assets.

Based on LML’s current and increasing liquidity and anticipated funding requirements, LML will need additional capital in the future to fund its operations and project developments. LML’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including LML’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, capital costs for the construction costs for the Kabanga Nickel project, and the demand for the minerals we intend to extract in our metals extraction business and as well as LML’s working capital requirements.

To enhance our liquidity position or increase our cash reserve for future investments or operations, we continue to explore arrangements with potential customers for the eventual offtake of the metals we produce in the future at the Kabanga Nickel project, and we may in the future seek equity, mezzanine and alternative or debt financing. Additionally, we may receive the proceeds from any exercise of any Warrants in cash. Each LML Warrant represents the right to purchase one LML Ordinary Share at a price of $11.50 per share in cash.

LML filed a registration statement on Form F-1 with SEC on August 22, 2023. Once declared effective by the SEC, the F-1 will register the resale of certain Lifezone Metals shares and warrants owned by certain previous LHL shareholders, the SPAC Sponsor (including its limited partners), PIPE investors and Simulus vendors. Pursuant to the BCA, a 180-day lock-up period following the Closing applies to (i) 5,133,600 Lifezone Metals shares and 667,500 warrants received by the SPAC Sponsor and (ii) the Lifezone Metals shares received by the previous LHL shareholders who owned 1.5% or more of the outstanding LHL shares prior to the Closing, in each case, subject to certain exceptions. 1,335,00 Lifezone Metals shares received by the SPAC Sponsor are subject to a 60-day lock-up.

We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our LML Ordinary Shares.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

2.	Significant accounting policies (continued)

2.5.	Going concern (continued)

On September 19, 2023, the market price for our LML Ordinary Shares was $12.65. When the market price for our LML Ordinary Shares is less than $11.50 per share (i.e., the Warrants are “out of the money”), we believe warrant holders will be unlikely to exercise their Warrants. If all the Warrants are exercised, an additional 14,467,500 LML Ordinary Shares would be outstanding.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and discharge of liabilities in the ordinary course of business. LML has not generated significant revenues from operations and, as common with many exploration-stage mining companies, LML raises financing for its exploration, study and research and development activities in discrete tranches. As such, the ability of LHL Group to continue as a going concern depends on its ability to secure this additional financing. In case LML issues additional equity in the future, shareholders could face significant dilution in their holdings.

Together with its brokers and financial advisors, LML continuously monitors capital market conditions, and the Board recurrently considers various forms of financing available to LML and the LHL Group.

In the event that LML and/or the LHL Group is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration assets and the investment of LHL Group in its subsidiaries as well as the going concern status of LML and/or the LHL Group. Given the nature of LML and the LHL Group’s current activities, it will remain dependent on equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel project until such time as the LHL Group becomes self-financing from the commercial production of its mineral resources and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that the LHL Group foresees increasing financing risks, jeopardizing the existence of LML and/or the LHL Group, LML and/or the LHL Group can accelerate the reduction of costs and aim for smaller, more targeted capital raises.

Given that LML and/or the LHL Group will likely need to raise funds within twelve months from the date of approval of these unaudited condensed consolidated interim financial statements for project development, new projects, acquisitions and to fund operations beyond the next 12 months, the situation gives rise to a material uncertainty as there can be no assurance LML and/or the LHL Group will be able to raise required financing in the future. Notwithstanding this material uncertainty, the Directors of LML and LHL consider it appropriate to prepare the financial statements on a going concern basis given LML’s ability to raise necessary funding and its shareholder base at LML and at KNL. The financial statements do not include the adjustments that would result if LML was unable to continue as a going concern.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

2.	Significant accounting policies (continued)

2.6.	Functional and reporting currency

These Unaudited Condensed Consolidated Interim Financial Statements are presented in USD or $, which is LHL Group’s functional currency, and all values are rounded to the nearest U.S. dollar, except where otherwise indicated. The functional currency is the currency of the primary economic environment in which the entity operates. Accordingly, LHL Group measures its financial results and financial position in USD.

The reporting currency used for the preparation of the Unaudited Condensed Consolidated Interim Financial Statements is USD, which is the currency of the primary economic environment in which LHL Group operates.

LHL Group incurs transactions in USD, British Pounds (“GBP”), Australian Dollars (“AUD”) and Tanzanian Shillings (“TZS”).

Subsidiaries LZ Services Limited (“LZSL”) a company incorporated in England and Wales and Metprotech Pacific Pty Ltd (“Metprotech”) a company incorporated in Australia, are wholly owned subsidiaries of LZL and have functional currencies as GBP and AUD respectively. The balances of the subsidiaries reporting under other currencies are translated to USD.

3.	Key sources of estimation and uncertainty

Significant accounting judgements, estimates and assumptions.

The preparation of LHL Group’s Unaudited Condensed Consolidated Interim Financial Statements requires Management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.

The judgements, estimates and assumptions applied in the Unaudited Condensed Consolidated Interim Financial Statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual financial statements for the year ended December 31, 2022.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

4.	Segment information

For management purposes, LHL Group is organized into business units based on the main types of activities and has two reportable operating segments, as follows:

●	Metals extraction and refining business; and

●	Intellectual property (“IP”) licensing business.

The Metals extraction and refining segment of the business consists of LHL Group’s interest in KNL, comprising the Kabanga Nickel project. The IP segment is managed through LHL’s wholly owned subsidiary, LZL.

On July 3, 2023, Metprotech acquired SGPL. Please refer to Note 27.

The Chief Executive Officer ensures that the corporate strategy is being implemented, manages LHL Group on a day-to-day basis, monitors the operating results of its two business units separately for the purpose of making decisions about resource allocation and performance assessment and is LHL Group’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows and operating profit or loss before taxes and is measured consistently with operating profit or loss in the Unaudited Condensed Consolidated Interim Financial Statements.

However, LHL Group’s financing and treasury function (including finance costs and finance income) and income taxes are managed on a group basis and are allocated to the IP segment.

Each of these operating segments is managed separately as each requires different technological expertise, marketing approaches and other resources. All inter-segment transfers are carried out at arm’s length terms comparable to transactions with third parties.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the Statement of Financial Position and Statement of Comprehensive Income.

Inter-segment revenues are eliminated upon consolidation and reflected in the ‘Inter-segment eliminations’ column.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

4.	Segment information (continued)

The results for the six months ending June 30, 2023 and June 30, 2022 respectively are shown below.

	Intellectual	Metals	Inter-Segment
	Property	Extraction	eliminations	Total
	$	$	$	$
For the six-month ended June 30, 2023
Revenue	4,875,321	508,190	(4,876,763)	506,748
Interest income	67,191	202,609	-	269,800
Gain (loss) on foreign exchange	(133,984)	220,531	-	86,547
General and administrative expenses	(9,192,202)	(9,097,210)	4,876,763	(13,412,649)
Interest expense	-	(91,668)	-	(91,668)
Loss before tax	(4,383,674)	(8,257,548)	-	(12,641,222)

For the period ended June 30, 2023
Segment assets	10,849,336	81,973,715	-	92,823,051
Segment liabilities	(21,235,003)	(8,326,756)	-	(29,561,759)

General and administrative expenses

Included within general and administrative expenses are non-recurring listing and capital raising costs of $8,003,016 (June 30, 2022: $74,143), which relate to professional services costs in relation to the business combination with GoGreen and the listing on the NYSE and have been allocated across the Intellectual Property and the Metals Extraction segments based on Segment assets.

	Intellectual	Metals	Inter-Segment
	Property	Extraction	eliminations	Total
	$	$	$	$
For the six-month ended June 30, 2022
Revenue	4,409,057	-	(3,294,752)	1,114,305
Interest income	10,993	16,823	-	27,816
(Loss) gain on foreign exchange	(31,261)	788	-	(30,473)
General and administrative expenses	(1,304,360)	(7,505,465)	3,294,752	(5,515,073)
Interest expense	-	(130,555)	-	(130,555)
(Loss) gain before tax	3,084,429	(7,618,409)	-	(4,533,980)

For the period ended June 30, 2022
Segment assets	13,670,804	44,689,162	-	58,359,966
Segment liabilities	(746,785)	(8,246,811)	-	(8,993,596)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

5.	Revenue

	Six months ended
	2023	2022
	$	$
Kellplant Proprietary Ltd	129,680	755,415
Kelltechnology SA Proprietary Ltd	365,368	309,747
Consulting and management fee with affiliated companies	495,048	1,065,162
Non-affiliated company revenue	11,700	49,143
	506,748	1,114,305

Revenue is attributable to LHL Group’s principal activity of consulting for the operations of mineral beneficiation operations primarily in South Africa. These affiliated entities are joint venture entities of the LHL Group. LZL has a 50% interest in Kelltech Limited. LZL has a 33.33% interest in Kelltechnology SA Proprietary Ltd (“KTSA”), a joint venture Kelltech Limited. LZL has a 33.33% interest in Kellplant Proprietary Ltd (“Kellplant”), a wholly owned subsidiary of KTSA as disclosed in detail in Note 23.

6.	Interest income

	Six months ended
	2023	2022
	$	$
Interest on shareholder loans	6,841	4,165
Other interest	262,959	23,651
	269,800	27,816

Other interest income arises from cash in bank deposits with bank interest averaging 0.10 -1.40% over the period.

7.	Interest expense

		Six months ended
	Note	2023	2022
		$	$
Interest accretion on contingent consideration	18	79,104	119,809
Interest accretion on lease liability	16	12,564	10,746
		91,668	130,555

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

8.	General and administrative expenses

The following is a summary of key expenses included in general and administrative expenses:

		Six months ended
	Note	2023	2022
		$	$
Wages & employee benefits		1,816,542	1,299,134
Professional fees		2,189,645	1,969,720
Non-recurring listing and equity raising costs		8,002,016	74,143
Directors’ fees		86,500	87,125
Legal expenses		465,220	142,164
Mining expenses		-	583,238
Depreciation of property and equipment	11	107,692	45,689
Depreciation of right of use asset	11	62,029	23,487
Amortization of intangible assets		38,301	33,619
(Loss) gain on foreign exchange		(86,547)	30,473

Non-recurring listing and equity raising costs (including transaction listing cost) of $8,003,016 (June 30, 2022: $74,143) relate to the business combination with GoGreen.

9.	Cash and cash equivalents

	June 30,	December 31,
	2023	2022
	$	$
Cash in banks	44,410,732	20,535,210

Cash in banks earns interest at the bank deposit rates averaging 0.10 -1.40% over the period.

Interest income from cash and cash equivalents amounted to $262,959 for the six months ended June 30, 2023 (December 31, 2022: $214,252).

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

10.	Trade and other receivables

Other receivables consist of the following:

		June 30,	December 31,
	Note	2023	2022
		$	$
VAT receivables		3,065,206	2,827,070
Other receivables		1,079,215	158,231
Receivables from affiliated entities	17	2,846,634	959,935
Prepayments		2,763,091	560,946
Related party receivables	17	150,000	655,683
Prepaid mining license		343,439	843,342
		10,247,585	6,005,207

LHL’s Tanzanian subsidiary, namely TNCL, is required to pay an annual fee to maintain its mining license with the Tanzanian Mining Commission. The prepaid portion of the fee is reflected in the Prepaid mining license balance above.

Receivables from affiliated entities relate to short term services and payments on behalf of affiliated entities disclosed in Note 17. Trade receivables arising from Revenue activities are included as part of Receivables from affiliated entities. Credit terms are 30 days from the start of the period being charged.

VAT receivables are short term and receivable within twelve months following applicable VAT refund application in the local tax jurisdiction. LHL Group has VAT receivables with Tanzania, United Kingdom, and Australian tax authorities.

All other receivables are short term in nature.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

11.	Property and equipment and right-of-use assets

LHL Group’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment. The carrying amounts for the reporting periods can be analyzed as follows:

	Buildings	Transportation equipment	Office and computer equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$
Cost
As at January 1, 2022	932,623	41,457	52,292	1,026,372	-	1,026,372
Additions	-	82,495	202,369	284,864	469,743	754,607
Disposals for the period	(255,346)	-	(16,445)	(271,791)	-	(271,791)
As at December 31, 2022	677,277	123,952	238,216	1,039,445	469,743	1,509,188

Accumulated depreciation
As at January 1, 2022	(14,713)	(7,773)	(3,041)	(25,527)	-	(25,527)
Charge for the period	(22,068)	(36,639)	(70,889)	(129,596)	(117,436)	(247,032)
As at December 31, 2022	(36,781)	(44,412)	(73,930)	(155,123)	(117,436)	(272,559)
Carrying amount as at December 31, 2022	640,496	79,540	164,286	884,322	352,307	1,236,629

Cost
As at January 1, 2023	677,277	123,952	238,216	1,039,445	469,743	1,509,188
Additions	-	75,551	177,954	253,505	150,549	404,054
As at June 30, 2023	677,277	199,503	416,170	1,292,950	620,292	1,913,242

Accumulated depreciation
As at January 1, 2023	(36,781)	(44,412)	(73,930)	(155,123)	(117,436)	(272,559)
Charge for the period	(11,034)	(33,639)	(63,019)	(107,692)	(62,029)	(169,721)
As at June 30, 2023	(47,815)	(78,051)	(136,949)	(262,815)	(179,465)	(442,280)
Carrying amount as at June 30, 2023	629,462	121,452	279,221	1,030,135	440,827	1,470,962

During 2022, LHL Group disposed of certain buildings and office and computer equipment with a carrying value of $271,791. These assets relate to the legacy Tanzanian operations deemed no longer in use. LHL Group recognized a loss on disposal of property and equipment amounting to $271,791 in the prior year audited Consolidated Statement of Comprehensive Income.

There were no disposals during the six months ended June 30, 2023.

Non-cash additions of $150,549 relating to leased office space was recognized in 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

12.	Exploration and evaluation assets and mining data

	Mining Data	Exploration and evaluation assets	Total
	$	$	$
Cost
As at January 1, 2022	12,746,135	-	12,746,135
Additions during the period	-	5,709,171	5,709,171
Carrying amount as at December 31, 2022	12,746,135	5,709,171	18,455,306
Cost
As at January 1, 2023	12,746,135	5,709,171	18,455,306
Additions during the period	-	17,465,815	17,465,815
Carrying amount as at June 30, 2023	12,746,135	23,174,986	35,921,121

The capitalization of exploration and evaluation (“E&E”) costs operates on the premise that the expenditure could result in cash in-flows over time, and that there is a reasonable prospect that the project can be developed into a profitable mining operation and that the expenditure are correlated with the exploration activities and study work of a mineral resource within a valid license area.

E&E expenditures are recognized and measured at cost, giving rise to an exploration asset. LHL Group considers exploration assets as intangible assets.

LHL Group assesses exploration assets for impairment testing when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. In making this assessment, LHL Group have regard to the facts and circumstances noted in IFRS 6, paragraph 20. In performing their assessment of each of these factors, as at June 30, 2023, LHL Group have:

●	reviewed the time period that group companies have the right to explore the area and noted no instances of expiration, or licences that are expected to expire in the near future and not be renewed.

●	determined that further E&E expenditure is either budgeted or planned for all licences;

●	not decided to discontinue exploration activity due to there being a lack of quantifiable mineral resource; and

●	not identified any instances where sufficient data exists to indicate that there are licences where the E&E expenditure is unlikely to be recovered from successful development or sale.

LHL Group assesses on a project-by-project basis if the exploration and evaluation phase has concluded. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive Feasibility Study describing the development path for the mineral resource was released and is available publicly. That is usually also the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development.

Where the LHL Group is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All other costs incurred prior to securing the legal right to undertake exploration activities on a project are written-off as incurred. Exploration expenditures to be capitalized do not include expenditures incurred after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

13.	Intangibles assets

	Patents	Software	Total Intangibles
	$	$	$
Cost
As at January 1, 2022	806,868	-	806,868
Additions during the period	92,545	92,096	184,641
As at December 31, 2022	899,413	92,096	991,509

Accumulated amortization
As at January 1, 2022	(225,451)	-	(225,451)
Charge for the period	(71,095)	-	(71,095)
As at December 31, 2022	(296,546)	-	(296,546)

Carrying amount as at December 31, 2022	602,867	92,096	694,963

Cost
As at January 1, 2023	899,413	92,096	991,509
Additions during the period	49,047	-	49,047
As at June 30, 2023	948,460	92,096	1,040,556

Accumulated amortization
As at January 1, 2023	(296,546)	-	(296,546)
Charge for the period	(38,301)	-	(38,301)
As at June 30, 2023	(334,847)	-	(334,847)

Carrying amount as at June 30, 2023	613,613	92,096	705,709

14.	Trade and other payables

	June 30,	December 31,
	2023	2022
	$	$
Trade payables	2,878,050	645,677
VAT Payable	114,336	595,412
Accrued expenses	22,001,296	15,360,522
	24,993,682	16,601,611

Included in Accrued expenses and Trade payables are $20,599,583 (December 31, 2022: $9,649,642) of accrued professional cost (and transaction listing cost) as of June 30, 2023 in relation to the Business Combination with GoGreen.

All amounts are short-term. The carrying value of trade payables and accrued expenses are considered to be a reasonable approximation of their fair value.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

15.	Subscription receivable

	June 30,	December 31,
	2023	2022
	$	$
Subscription receivable	-	50,000,000

In October 2022, BHP agreed to invest a further $50 million in KNL in the form of equity under the Tranche 2 Subscription Agreement. Please refer to Note 2.5

16.	Lease liabilities

LHL’s Tanzanian subsidiary, TNCL entered into a contract with Cordula Limited, Tanzania for lease of office space in Dar Es Salaam used for operations in 2022 and an additional contract in 2023 for a further 5 years. The terms of the lease were five (5) years. Obligations under its lease are secured by the lessor’s title to the leased assets. The lease contract does not include variable lease payments.

The roll forward analysis of lease liability is presented below:

June 30,
2023
$
As at January 1, 2022	-
Additions	456,068
Interest accretion on lease liability	20,745
Payments	(80,933)
As at January 1, 2023	395,880

Current	105,304
Non-current	290,576
395,880

As at January 1, 2023	395,880
Additions	150,549
Interest accretion on lease liability	12,564
Payments	(62,775)
As at June 30, 2023	496,218

Current	145,142
Non-current	351,076
496,218

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

16.	Lease liabilities (continued)

Shown below is the maturity analysis of the undiscounted lease payments:

	June 30,	December 31,
	2023	2022
	$	$
Less than 1 year	175,838	122,513
More than 1 year but less than 5 years	361,656	311,850
	537,494	434,363

17.	Significant related party transactions

Related Party relationships with shareholders with significant influence

The three founding shareholders of LHL and members of their immediate family are related parties, some with significant influence over the affairs of LHL. Keith Liddell and family, Chris von Christierson and family, and Peter Smedvig, personally and via various investment companies collectively held 84.9%. of the outstanding LHL shares as of June 30, 2023. The three families are long-term financial supporters of the business and are not considered to be related to each other and are not considered to control or jointly control the financial and operating policy decisions of LML or the LHL Group.

The Liddell family holdings are in aggregate approximately 41.2% of all outstanding LHL shares as of June 30, 2023. Keith Liddell is a director at various group companies and was the Chairman of LHL until the listing at the NYSE, when he became the Chairman of LML. He is also retained as a consultant via Keshel Consult Limited to provide metallurgical engineering services to LHL in matters related to metals recovery and advice in respect of design, engineering, commissioning, and operation of LHL’s metal and mineral projects. This commercial agreement between LHL and Keshel Consult Limited was terminated on June 30, 2023, and replaced with a commercial agreement between LHL and Keith Liddell directly with effect from July 1, 2023. His children, Simon Liddell and Natasha Liddell are employees of the company Metprotech; Simon Liddell is a director of the company Metprotech, and Natasha Liddell is a director of LZL and LHL and a member of the Executive Committee. Keith’s stepson, Charles Liddell, has an IT consultancy agreement with KNL. Keith Liddell holds his shares jointly with his wife Shelagh Jane, who has not received compensation during the reporting period and has no commercial agreement with LHL Group.

Chris von Christierson and close family members holdings are in aggregate less than 20% of all outstanding LHL shares as of June 30, 2023. Chris von Christierson is a director at various group companies. His son, Anthony von Christierson, a former investment banker, played a key role in the listing project for LML, which we successfully completed on the Closing Date. The holdings in trusts where family members are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members not related parties with significant influence.

Peter Smedvig holds in aggregate 23.7% of all LHL shares as of June 30, 2023. LHL has no commercial relationships beyond Peter Smedvig’s shareholding in LHL and no compensation or transfer of resources took place during the reporting period.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

17.	Significant related party transactions (continued)

Director Compensation

During the period January to June 2023, Keith Liddell was paid $14,688 (January to June 2022: $14,688) as a non-executive director by LZL, a wholly owned subsidiary of LHL and Keith Liddell was paid $14,688 (January to June 2022: $14,688) as a non-executive director by KNL, a subsidiary of LHL.

During the period January to June 2023, Chris von Christierson, through Southern Prospecting (UK) Limited was paid $14,438 (January to June 2022: $14,438) as non-executive director by LZL, a wholly owned subsidiary of LHL, and through Southern Prospecting (UK) Limited was paid $14,438 (January to June 2022: $14,438) as a non-executive director by KNL, a subsidiary of LHL. Chris von Christierson resigned as a non-executive director of LHL, LZL and KNL with effect from August 31, 2023.

Natasha Liddell was a non-paid Director of LHL and LZL.

Directorships

Name of entity	Type	Keith Liddell	Natasha Liddell	Simon Liddell	Chris von Christierson
Lifezone Holdings Limited	Subsidiary	●	●		●
Lifezone Limited	Subsidiary	●	●		●
LZ Services Limited	Subsidiary	●
Metprotech Pacific Pty Limited	Subsidiary	●		●
Kabanga Nickel Limited	Subsidiary	●			●
Tembo Nickel Mining Company Limited	Subsidiary	●			●
Tembo Nickel Refining Company Limited	Subsidiary	●			●
Tembo Nickel Corp. Limited	Subsidiary	●
Kelltech Ltd	Joint venture	●
Kelltechnology South Africa (RF) (Pty) Ltd	Joint venture	●

Transactions with significant shareholders and their extended families

LHL had a commercial agreement with Keshel Consult Limited for the engagement of Keith Liddell as a technical consultant of LZL. For the six months ending June 30, 2023 $281,695 was paid or payable to Keshel Consult Limited (June 30, 2022: $315,552). The total amount outstanding as at June 30, 2023 was $nil (June 30, 2022: $nil). This commercial agreement between LHL and Keshel Consult Limited was terminated on June 30, 2023, and replaced with a commercial agreement between LHL and Keith Liddell directly with effect from July 1, 2023.

Mr. Charles Liddell (stepson of Mr. Keith Liddell) is the owner / partner in the Australian firm Integrated Finance Limited. For the six months ending June 30, 2023, Integrated Finance Limited were paid or payable $63,163 (June 30, 2022: $29,040) for the provision of information technology services to KNL, a wholly owned subsidiary of LHL. The total amount outstanding as of June 30, 2023 is $nil (June 30, 2022: $nil).

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

17.	Significant related party transactions (continued)

Transactions with significant shareholders and their extended families (continued)

Ms. Natasha Liddell (the daughter of Mr. Keith Liddell) is a paid employee of Metprotech, a wholly owned subsidiary of LHL. For the six months ending June 30, 2023, Ms. Natsha Liddell was paid $146,224 (June 30, 2022: $144,478), including short-term bonuses and pension payments. She joined Metprotech from BHP Australia in 2022 and is responsible for Sustainability and Communications at LML and the LHL Group.

Mr. Simon Liddell (the son of Mr. Keith Liddell) is a paid employee of Metprotech, a wholly owned subsidiary of LHL. For the six months ending June 30, 2023, Mr. Simon Liddell was paid $144,904 (June 30, 2022: $72,406), including short-term bonuses and pension payments. He is VP Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

LZL has a commercial agreement with Southern Prospecting (UK) Limited for the engagement of Chris von Christierson as a consultant of LZL, a wholly owned subsidiary of LHL, in respect of mining projects and management. For the six months ending June 30, 2023 Southern Prospecting was paid $37,536 (June 30, 2022: $37,536). The total amount outstanding at June 30, 2023 was $nil (June 30, 2022: $nil). This commercial agreement with Southern Prospecting (UK) Limited was terminated on August 31, 2023.

LZL has a commercial agreement with Transition Resources Limited for the engagement of Anthony von Christierson as a consultant of LZL. For the six months ending June 30, 2023 $137,751 was paid or payable to Transition Resources Limited (June 30, 2022: $136,412). The total amount outstanding at June 30, 2023 was $31,982 (June 30, 2022: $nil). This commercial agreement with Transition Resources Limited was terminated on July 31, 2023, ahead of the completion of the listing project, led by Anthony von Christierson. As of August 1, 2023, he is an employee of LZSL, a wholly owned subsidiary of LHL and is a Senior Vice President that heads our business development department.

Related Party Loans

Loan agreements each in the principal amount of $75,000 (the “Shareholder Loan Agreements”) were entered into between LZL (as lender) and Chris Showalter (as borrower) dated May 6, 2019 and June 2, 2019 and between LZL (as lender) and each of Anthony von Christierson and Michael Adams (each, as a borrower) dated May 6, 2019, in each case to enable the borrower to fund an acquisition of shares of KNL pursuant to a fundraising. Chris Showalter and Mike Adams are members of the Executive Committee, and Anthony von Christierson is a Senior Vice President that heads our business development department. Each Shareholder Loan Agreement was secured by the shares of KNL owned by each borrower. The loans under the Shareholder Loan Agreements did not bear interest. On November 12, 2020, LZL, KNL, Chris Showalter, Anthony von Christierson and Michael Adams entered into a Deed of Novation pursuant to which KNL assumed the rights and responsibilities of LZL under each Shareholder Loan Agreement. Prior to the consummation of the Business Combination, the full principal amount of each loan under the Shareholder Loan Agreements was repaid.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

17.	Significant related party transactions (continued)

Related Party Loans (continued)

At the time of the listing, LHL did not provide personal loans to directors or a member of the Executive Committee.

Lisa Smith, a shareholder, but not considered holding significant influence over LHL has a loan of $75,000 with KNL. As at June 30, 2023 this was outstanding and is expected to be repaid before December 31, 2023.

Related party receivables

LHL had receivables due from related parties as follows.

	June 30,	December 31,
	2023	2022
	$	$
Balances with affiliated entities
BHP Billiton (UK) DDS Limited	352,430	211,099
GoGreen Investments Corporation	1,380,000	-
Kelltechnology SA Proprietary Ltd	1,114,204	748,836
Other receivables	2,846,634	959,935
Balances with key management personnel
Related party receivables – Interest free	150,000	375,000
Related party receivables – Interest bearing	-	280,683
	150,000	655,683

Balances with key management personnel

Prior to the consummation of the Business Combination on the Closing Date, the full principal amount of each loan under the Shareholder Loan Agreements with all related parties were repaid in full.

This comprised:

Related Party Borrower	Officer Position	Lending Company Entity	Amount Repaid
Chris Showalter	Chief Executive Officer	Lifezone Limited	$287,524
Chris Showalter	Chief Executive Officer	Kabanga Nickel Limited	$150,000
Dr Michael Adams	Chief Technology Officer	Kabanga Nickel Limited	$75,000
Anthony von Christierson	Senior Vice President: Commercial & Business Development	Kabanga Nickel Limited	$75,000

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

17.	Significant related party transactions (continued)

Related party share-based payments

LHL granted restricted stock units to key management personnel as described in detail in Note 20.

Receivables from affiliated entities

Relate to short-term services to and payments on behalf of affiliated entities and are considered provided at arm’s length.

Remuneration of key management personnel

	Six months ended
	2023	2022
	$	$
Cash compensation for services	1,584,740	1,236,512
Short-term bonuses	512,524	-
Pension and medical benefits	32,135	22,855
Total compensation paid to key management personnel	2,129,399	1,259,367

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel as listed below.

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer (joined June 29, 2023)
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Spencer Davis	Group General Counsel (joined March 1, 2023)
Natasha Liddell	Chief Sustainability Officer
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Benedict Busunzu	Tembo Nickel Chief Executive Officer

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

17.	Significant related party transactions (continued)

Related party revenue

LHL Group had sales to related parties as follows for the period ending:

	Six months ended
	2023	2022
	$	$
Transactions with affiliated companies
Kellplant Proprietary Ltd	129,680	755,415
Kelltechnology South Africa (RF) Proprietary Ltd	365,368	309,747
Consulting and management fee revenue	495,048	1,065,162

Revenue is attributable to LHL Group’s principal activity of consulting for the operations of mineral beneficiation operations primarily in South Africa as discussed in Note 5. These affiliated entities are joint venture entities of LZL. LZL has a 50% interest in Kelltech Limited. LZL has a 33.33% interest in KTSA, a joint venture Kelltech Limited. LZL has a 33.33% interest in Kellplant, a wholly owned subsidiary of KTSA as disclosed in detail in Note 23.

18.	Contingent consideration

In April 2021, KNL completed the acquisition of all shares of Kabanga Holdings Limited from Barrick International (Barbados) Corporation and Glencore Canada Corporation (“GCC”) and all shares of Romanex International Limited from GCC and Sutton Resources Limited (“SRL”) for a total consideration of $14 million, to acquire the physical assets and all historical IP related to the Kabanga Nickel project. The IP relates to a significant amount of data and exploration and study expenses that earlier owners invested into the Kabanga Nickel project.

Of the $14 million, $8 million was paid by KNL to the previous owners before completion of the acquisition, with the remaining $6 million due to the sellers in stage payments as below:

●	The first tranche amounting to $2 million: payable at the earlier of completion of feasibility study and 3rd anniversary of the contract from date of signing.

●	The second tranche amounting to $4 million: payable at the earlier of the completion of feasibility study or the 5th anniversary of the contract from date of signing.

On December 15, 2022 KNL made the first tranche payment amounting to $2 million. The remaining $4 million is expected to be paid at the completion of a definitive feasibility study (“DFS”) or on December 9, 2024, whatever is earlier.

The present value of the outstanding balance of contingent consideration as of June 30, 2023 discounted at 4.25% has been reported on the Statement of Financial Position at $3,768,859 (December 31, 2022: $3,689,755).

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

18.	Contingent consideration (continued)

The carrying amounts for the reporting periods can be analyzed as follows:

$
Gross carrying amount
At January 1, 2022	5,681,603
Repayment	(2,000,000)
Remeasurement gain	(235,505)
Accretion of interest	243,657
At December 31, 2022	3,689,755
Accretion of interest	79,104
At June 30, 2023	3,768,859

The discounted % reflects a 2-year facility appropriately priced market comparable commercial loan offered by the company bank.

19.	Long term rehabilitation provision

	June 30,	December 31,
	2023	2022
	$	$
Asset retirement obligation provision	303,000	303,000

LHL Group’s mining, processing, exploration, and development activities are subject to various Tanzanian Government controls and regulations relating to protection of the environment, including requirements for the closure and reclamation of mining properties. Through the exploration and evaluation operations of the mining property, asset retirement obligations are incurred.

LHL Group makes full provision for the future cost of asset retirement on a discounted cash flow basis at the time of developing the mines and installing and using those facilities. The asset retirement obligation represents the present value of rehabilitation costs relating to mine sites. These provisions have been created based on LHL Group’s internal estimates. Assumptions based on the current economic environment have been made, which Management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material changes to the assumptions because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in technology to restore the mine sites. However, actual asset retirement cost will ultimately depend upon future market prices for the necessary rehabilitation work required that will reflect market conditions at the relevant time. LHL Group has provided for asset retirement obligations under present environmental regulations as of June 30, 2023 at $303,000 (December 31, 2022: $303,000).

Management has not reassessed the asset retirement obligation provision during the 6 months ended June 30, 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

20.	Equity

LHL was incorporated on March 28, 2022, as a holding company for LZL and acquired 100% of the equity interest in LZL on June 24, 2022. Refer to Note 1.

	June 30, 2023		December 31, 2022
	Number of Shares	$	Number of Shares	$
Share capital:
Lifezone Holding Limited
Number of ordinary shares in issue	620,290		620,290
Nominal average value per ordinary per share		0.005		0.005
Nominal value of ordinary total shares:
Lifezone Holding Limited		3,101		3,101

The number of shares and nominal average value have been adjusted to retrospectively reflect the impact of the Flip-Up in accordance with the predecessor value method of accounting for the business combination under common control.

Share capital

Share capital reflects the par value of shares issued as shown on the Unaudited Condensed Consolidated Interim Financial Position in the presentational currency USD.

Share premium

Share premium reflects the excess of consideration received, net of issue costs, over par value of shares.

Other reserve

Other reserves reflect revaluation of Share-based payments and Restricted stock units.

Foreign currency translation reserve

The assets and liabilities of LHL’s foreign subsidiaries are translated into USD using the exchange rates in effect on the Unaudited Condensed Consolidated Interim Balance Sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in LHL’s unaudited condensed consolidated interim translation reserves. LHL has subsidiaries functioning in GBP and AUD.

Accumulated deficit

This includes all current and prior period accumulated losses of LHL Group.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

20.	Equity (continued)

Convertible loan

On December 24, 2021, KNL entered into a $40 million convertible loan agreement with BHP. The loan was convertible into 35,277 ordinary shares in KNL which represented 8.9% of the total voting and economic share rights in the KNL on a fully diluted basis. Conversion of the loan to equity was subject to clearance from the Tanzanian Fair Competition Commission approval. The Company had recorded the BHP convertible loan as equity based on the conversion terms of the agreement.

Reconciliation of Shareholders’ (deficit) movement

	June 30, 2023		December 31, 2022
	Number of Shares	$	Number of Shares	$

Share capital, beginning	620,290	3,101		1,843

Transactions with shareholders
Share flip up transaction
Swap of Lifezone and Kabanga Nickel Limited shares			(620,290)	(1,843)
Issue of Lifezone Holding Limited shares			620,290	3,101
Total transactions with shareholders				1,258

Lifezone Holding Limited	620,290		620,290
Share capital, ending	620,290	3,101	620,290	3,101

Share premium		25,676,656		25,676,656
Stock issuance fees		(240,000)		(240,000)
Total shared based payment reserve		25,436,656		25,436,656

Restricted stock units		14,379,698		14,379,698
Share options		11,103,650		11,103,650
Total share premium		25,483,348		25,483,348

Other Reserves		(15,495,254)		(15,495,254)
Translations Reserve		31,573		115,864
Redemption Reserve		280,808		280,808
Accumulated deficit		(54,694,202)		(44,290,602)
Total Shareholders’ deficit		(18,953,970)		(8,466,079)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

20.	Equity (continued)

Non-controlling Interest

In January 2021, KNL and the Government of Tanzania established a joint venture company in Tanzania called TNCL in order to develop, process and refine products from the Kabanga Nickel project. Through the Treasury Registrar, the Government of Tanzania owns a non-dilutable free-carried interest representing 16% of the issued share capital of TNCL. The government’s 16% interest in the joint venture arrangement is presented as a Non-controlling Interest in the Unaudited Condensed Consolidated Interim Financial Statements.

In October 2022, BHP also agreed to invest a further $50 million into KNL in the form of equity under the Tranche 2 Subscription Agreement. Refer to Note 1. KNL satisfied substantially all the closing conditions and received the $50 million on 15 February 2023 and issued a stock certificate on the same day, bringing BHP’s interest in KNL from 8.9% as of December 31, 2022 to 17.0%, effective February 15, 2023.

Restricted stock units

On November 10, 2021, restricted stock units were granted to key management personnel for 150 ordinary shares at $1.00 per share with a ten-year lapse date.

The restricted stock units vest only upon certain events being one of the following:

●	Asset sale – arm’s-length sale of all or substantially all of the assets of LHL

●	Share sale – arm’s-length sale of shares in LHL to a buyer which results in a change of control of LHL

●	Listing – listing of the shares of LHL, or a holding company formed for the purposes of the listing, on any recognized investment exchange such as the London Stock Exchange or the Nasdaq Stock Market

The fair value of restricted stock units recognized as expensed in the six months ended June 30, 2023 was $Nil (December 31, 2022: $Nil) with a weighted remaining contractual life of 8.51 years (December 13, 2022: 9 years). The increase in the fair value of share-based payment reserves, assumed by LHL Group as part of the business combination under common control, are accounted for directly in equity under other reserves in 2022 and 2023 respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

20.	Equity (continued)

Restricted stock units (continued)

The fair value of restricted stock units recognized on the statement of financial position ended June 30, 2023 was $14,379,698 (December 31, 2022: $14,379,698), included as part of Share-based payment reserve.

The following are the inputs to the model for the equity instruments granted during the year:

	June 30,	December 31,
	2023 RSU	2022 RSU
	Inputs	Inputs
Days to Expiration	3,106	3,287
Volatility	45.4%	57.9%
Risk free interest rate	0.44%	0.36%
Share price at grant	$1.00	$1.00
Discount for lack of marketability	6%	14%
Probability of vesting	100.0%	60.0%

As of June 30, 2023, the probability of vesting is estimated at 100% (December 31, 2022: 60%).

For details of the BCA transaction, refer to Note 1.

Prior to completion of the BCA with GoGreen, GoGreen shareholders approved the transaction at an EGM held on June 29, 2023, prior to the 30 June, 2023 valuation date.

The EGM transaction approval was the final legal step in pursuing the Business Combination. Based on this, Management assigned a 100% probability of an exit event via a Business Combination with GoGreen which occurred on the Closing Date.

The final transaction steps involved the exercise of all outstanding LHL RSUs (totaling 30,000), as described in detail in Note 27, for shares before all outstanding shares of LHL were exchanged for shares in LML on the Closing Date with a ratio of c. 94:1).

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

20.	Equity (continued)

Restricted stock units (continued)

	RSUs Unit	Fair value ($)
Balance as at January 1, 2022	150	9,525,000
Granted	-	-
Released *	(150)	-
Exchanged *	30,000	-
Lapsed	-	-
Fair value adjustment	-	4,854,698
Exercised	-	-
Outstanding at December 31, 2022	30,000	14,379,698

Balance as at January 1, 2023	30,000	14,379,698
Outstanding as at June 30, 2023	30,000	14,379,698

*	As part of the Flip-Up transaction as mentioned in Note 1, the 150 restricted stock units granted by subsidiary LZL in 2021 units were exchanged for 30,000 restricted stock units in LHL in May 2022

Under the BCA with GoGreen Investments, as described in detail in Note 27. GOGN investors approved the merger in a special meeting held on June 29, 2023, prior to the Valuation Date. The GOGN investor approval was the final legal hurdle in pursuing the SPAC merger with LHL. Based on this, Management assigned a 100% probability of an exit event via a SPAC with GoGreen Investments.

As described in detail in Note 27, the final transaction steps involved the exercise of all outstanding RSU in LHL, for shares before all outstanding shares of LHL were exchanged for shares in LML. On the Closing Date, LML purchased the shares of LHL (with a ratio of c. 94:1).

Share-based payments

In 2021, the Board of Directors approved the grant of a total of 18,054 share options exercisable at a weighted average price of $74.48 to certain management personnel. Based on certain milestones, 11,916 (66.7%) units vested in 2021, none of the units were exercised. The remaining units vest upon an exit event. Share options recognized as expense in the six months ended June 30, 2023 was $Nil (December 31, 2022: $Nil). The increase in the fair value of share-based payment reserves, assumed by LHL as part of the Business Combination under common control, are accounted for directly in equity under other reserves in 2022 and 2023 respectively.

The fair value of share options recognized on the Statement of Financial Position as at June 30, 2023 was $11.1 million (December 31, 2022: $11.1 million), included as part of Share-based payment reserve.

There were no share options granted in the six months ending June 30, 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

20.	Equity (continued)

Share-based payments (continued)

The following are the inputs to the model for the equity instruments granted:

	June 30, 2023 Options	December 31, 2022 Options
	Inputs	Inputs
Days to Expiration	712 - 2,903	893 - 3,084
Volatility	45.4%	56.2% - 64.7%
Risk free interest rate	0.44%	0.52% - 1.50%
Share price at grant	58.16	58.16

The share options outstanding as of June 30, 2023 have a weighted remaining contractual life of 7.30 years (December 31, 2022: 7.69 years) with exercise prices of $58.16 and $101.78.

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share Options
		Weighted
	Units	price ($)

Balance as at January 1, 2022	18,054	74.48
Outstanding at December 31, 2022	18,054	74.48

Balance as at January 1, 2023	18,054	74.58
Outstanding as at June 30, 2023	18,054	74.48

As per the above, the Business Combination transaction also involved the exercise of all outstanding LHL options, as described in detail in Note 27, for shares before all outstanding shares of LHL were exchanged for shares in LML on the Closing Date with a ratio of c. 94:1).

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

21.	Earnings per share (EPS)

Basic EPS is calculated by dividing the loss for the year attributable to ordinary equity holders of LML as the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the loss attributable to ordinary equity holders of LML as the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table sets forth the reconciliation of the numerator and denominator used in the computation of basic and diluted loss per common share for the six months ended June 30, 2023 and June 30, 2022:

	Six months ended
	2023	2022
	$	$
Numerator:
Net loss used for basic earnings per share	(10,403,600)	(4,214,565)

Denominator:
Basic weighted-average outstanding common shares	620,290	620,290
Effect of dilutive potential common shares resulting from options	18,054	18,054
Effect of dilutive potential common restricted stock units	30,000	30,000
Weighted-average shares outstanding - diluted	668,344	668,344

Net loss per common share:
Basic and diluted loss per share	(16.77)	(6.79)

Where a loss has occurred, basic and diluted loss per share is the same because the outstanding share options are anti-dilutive. Accordingly, diluted Loss Per Share (“LPS”) equals basic LPS. The share options and RSUs outstanding as at June 30, 2023, totaling 48,054 (2022: 48,054) are considered dilutive.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

22.	Interests in other entities

Acquisitions during the current period

There were no acquisitions in the six months ending June 30, 2023. Please refer to Note 27 for the subsequent event acquisition of SGPL and completion of the BCA.

Acquisitions during the previous period

In January 2022, LZL acquired Metprotech from related parties Keith Liddell and Shelagh Jane Liddell under a share purchase agreement for $7,591.

23.	Joint ventures

The nature of the activities of all LHL Group’s joint ventures is trading in and operation of industrial scale the metals extraction and metals refining investments, which are seen as complementing LHL Group’s operations and contributing to achieving LHL Group’s overall strategy.

Details of each of LHL Group’s joint ventures at the end of the reporting period are as follows:

	Country of	Principal place of	Percentage of Ownership (%)
JV Equity Entities:	incorporation	Business	2023	2022
Kelltech Limited	Mauritius	Mauritius	50%	50%
Kelltechnology South Africa (RF) Proprietary Ltd	South Africa	South Africa	33%	33%
Kellplant Proprietary Ltd	South Africa	South Africa	33%	33%

LZL has a 50% interest in Kelltech Limited, a joint venture LZL has granted an exclusive license to use the Hydromet Technology across Angola, Botswana, the Democratic Republic of Congo, Lesotho, Malawi, Madagascar, Mozambique, Namibia, Swaziland, Tanzania, Zambia, Zimbabwe, South Africa, and the Seychelles (the “SADC License Area” and the license, the “Kell License”). The Kell License relates to LZL’s Hydromet Technology applicable to just precious metals projects.

Kelltech Limited owns 66.67% of KTSA and has further exclusively sub-licensed the Kell License to KTSA. The remaining 33.33% interest in KTSA is held by the Industrial Development Corporation of South Africa, a South African national development finance institution. LHL has 33.33% interest in KTSA.

Kellplant is a wholly owned subsidiary of KTSA with LZL having a 33.33% interest in Kellplant. Kellplant is expected to own and operate a refinery at SRL’s Pilanesberg Platinum Mines operations in South Africa that will utilize LZL’s Hydromet Technology to process and refine platinum group metals (“PGMs”), other precious metals and base metals.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

23.	Joint ventures (continued)

The development of the Kellplant Hydromet refinery project is on hold and will need to be rescoped following SRL’s decision to update their mine plan and scope the refinery to process its underground mining operations, which have not been developed yet.

Kellplant is a wholly owned subsidiary of KTSA, with LZL having a 33.33% interest in Kellplant. Kellplant is expected to own and operate a refinery at SRL’s Pilanesberg Platinum Mines operations in South Africa that will utilize LZL’s Hydromet Technology to process and refine PGMs, other precious metals and base metals.

Although LHL Group holds majority ownership in these companies, LHL Group did not have ultimate control as all major decisions had to be agreed unanimously by all parties before they could be actioned. Management therefore considered it appropriate to account for these entities as joint ventures.

All joint ventures are accounted for using the equity method.

LHL Group has recognized its 50% share in Kelltech Limited share capital of $1,000, which is fully impaired.

24.	Financial risk review

This note presents information about LHL Group’s exposure to financial risks and LHL Group’s management of capital. LHL Group 's risk management is coordinated by its directors and LHL Group does not operate any hedging operations or does not buy or sell any financial derivatives. The most significant financial risks to which LHL Group is exposed are described below:

a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of interest rate risk, risks related to the price of equity instruments, commodity price risk and foreign exchange rates.

Market risk affecting LHL Group comprises of interest rate risk, commodity price risk and foreign exchange rates. Financial instruments affected by prices of financial instruments and commodities include deposits, trade receivables, related party receivables, trade payables, accrued liabilities, contingent considerations, and long-term rehabilitation provision.

The sensitivity analysis in the following sections relates to the positions as of June 30, 2023 and December 31, 2022.

The sensitivity analysis is intended to illustrate the sensitivity to changes in market variables on LHL Group’s financial instruments and show the impact on profit or loss and shareholders’ equity, where applicable.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

24.	Financial risk review (continued)

a)	Market risk (continued)

The analysis excludes the impact of movements in market variables on the carrying value of provisions.

The following assumptions have been made in calculating the sensitivity analysis:

●	The Statement of Financial Position sensitivity relates to foreign currency-denominated trade receivables.

●	The sensitivity of the relevant profit before tax item and/or equity is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at June 30, 2023 and December 31, 2022; and

●	The impact on equity is the same as the impact on profit before tax.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. LHL’s revenue is currently concentrated with two primary customers, KTSA and Kellplant, both affiliated entities, and accordingly LHL Group is exposed to the possibility of loss if such customers default. LHL Group addresses this risk by monitoring its commercial relationship with such customers and by seeking to develop additional patented technology and entering into new partnerships.

Loan credit is extended to the Directors of KNL. Credit risk is therefore regarded as low. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

LHL Group evaluated the collectability of the loan receivable and determined that no allowance loss is required.

Set out in the following page is the information about the credit risk exposure of LHL Group’s financial assets as at June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
	$	$
Cash and cash equivalents	44,410,732	20,535,210
Subscription receivable	-	50,000,000
Trade and other receivables	1,079,215	158,231
Receivable from affiliated companies	2,996,634	1,615,618
	48,486,581	72,309,059

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

24.	Financial risk review (continued)

b)	Credit risk (continued)

		Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At June 30, 2023
Cash and cash equivalent	44,410,732	-	-	-	-	-	44,410,732
Trade and other receivables	5,765	1,073,450	-	-	-		1,079,215
Receivable from affiliated entities	1,114,204	-	-	-	1,732,430	-	2,846,634
Related party receivables	150,000	-	-	-	-	-	150,000
	45,680,701	1,073,450	-	-	1,732,430	-	48,486,581

		Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At December 31, 2022
Cash and cash equivalent	20,535,210	-	-	-	-	-	20,535,210
Subscription receivable	50,000,000	-	-	-	-	-	50,000,000
Trade and other receivables	79,648	66,861	-	11,722	-	-	158,231
Receivable from affiliated entities	748,836	-	-	-	211,099	-	959,935
Related party receivables	655,683	-	-	-	-	-	655,683
	72,019,377	66,861	-	11,722	211,099	-	72,309,059

c)	Liquidity risk

Liquidity risk arises from the possibility that LHL Group will not be able to meet its financial obligations as they fall due. LHL Group has historically been supported financially by its shareholders. The risk of its shareholders discontinuing the provision of financing was historically regarded as low. LHL Group proposes funding its upfront capital requirements and ongoing operations through current cash reserves, selling equity securities or obtaining debt financing.

	June 30	December 31
	2023	2022
	$	$
<=30 days	24,889,809	16,029,218
61-90 days	31,388	23,018
>=121 days	4,799,057	4,691,328
Total	29,720,254	20,743,564

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

24.	Financial risk review (continued)

d)	Foreign currency risk

LHL Group has financial instruments which are denominated in currencies other than USD, its reporting currency. LHL Group mostly incurs expenditures for which it owes money denominated in non-U.S. dollar currencies, including GBP, TZS, ZAR, and AUD. As a result, the movement of such currencies could adversely affect LHL Group’s results of operations and financial position.

The following table includes financial instruments which are denominated in foreign currencies:

	June 30,	December 31,
	2023	2022
	GBP £	GBP £
Cash in banks	2,198,406	359,021
Trade and other payables	159,902	77,301

	AUD $	AUD $
Cash in banks	1,681,150	1,456,988
Trade and other payables	252,021	919,785

	TZS $	TZS $
Cash in banks	702,533,655	600,859,075

	ZAR $	ZAR $
Cash in banks	863,939	-

*	There were no ZAR held currency at December 31, 2022

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

24.	Financial risk review (continued)

Sensitivity analysis

The following table demonstrates the estimated sensitivity to a reasonably possible change in the GBP, TZS, ZAR, and AUD exchange rates, with all other variables held constant. The impact on LHL Group’s profit is due to changes in the fair value of monetary assets and liabilities. LHL Group’s exposure to foreign currency changes for all other currencies is not material.

	June 30,	December 31,
Effect on Profit	2023	2022
Change in GBP Rate
10%	277,338	43,204
-10%	(277,338)	43,204

Change in AUD Rate
10%	(111,553)	(97,851)
-10%	111,553	97,851

Change in TZS Rate
10%	(29,090)	(25,744)
-10%	29,090	25,744

Change in ZAR Rate
10%	(4,583)	-
-10%	4,583	-

*	There were no ZAR held currency at December 31, 2022

b)	Capital management.

For the purpose of LHL Group’s capital management, capital includes issued capital, share premium and other equity reserves attributable to the equity holders of LML as the parent. The primary objective of LHL Group’s capital management is to maximize the shareholder value.

Management assesses LHL Group’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. LHL Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, LHL Group may issue new shares to finance its operating requirements, through certain offtake arrangements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

25.	Contingent liabilities

In 2020, Kabanga Nickel Company Ltd (“KNCL”), a subsidiary of LHL, filed a tax appeal at the Tax Revenue Appeals Tribunal of Tanzania to dispute a tax assessment regarding withholding tax for imported services to KNCL by non-resident entities when KNCL was under previous joint owners, Barrick Gold, and Glencore management. The amount of tax in dispute as at December 31, 2020 was $3,664,624 (TZS 8,426,336,706). As at June 30, 2023, the appeal is still pending at the Tax Revenue Appeals Tribunal awaiting a hearing date.

Additionally, in 2021, the Company also filed an appeal before the Tax Revenue Appeals Tribunal against the Tax Revenue Authority (“TRA”) to challenge the TRA’s claim for withholding tax. The nature of tax assessment is the same as above. The amount of tax in dispute is $183,396 (TZS 421,811,314). As at June 30, 2023, LHL is still negotiating an out-of-court settlement with the TRA for all matters under dispute.

In the opinion of Management and in consultation with its legal counsel, the probability that the tax appeals filed will result in an adverse outcome is low.

26.	Significant events during the interim period

On September 5, 2022, LZL entered into a non-binding term sheet with Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel project (excluding the Ngasamo deposit in the Dutwa Nickel project area). The Dutwa Nickel project is a laterite ore deposit located in northern central Tanzania, and the excess sulphuric acid produced while processing Kabanga ore could be used to leach the ore from Dutwa, providing unparalleled synergies between both operations.

On April 27, 2023 the term sheet was amended, and the acquisition remains subject to the parties entering into a definitive documentation.

In the event LZL proceeds with the Dutwa acquisition, pursuant to the terms of the amended term sheet, LZL will have to make payments cumulatively amounting to initially $12.6 million on the satisfaction of various conditions, in addition to the non-refundable deposit of $0.4 million which LZL paid on September 12, 2022.

As at the date of these Condensed Consolidated Interim Financial Statements discussion between the Government of Tanzania and the sellers were ongoing and the transaction had not completed.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

27.	Subsequent events

Business Combination Agreement (Reverse Acquisition)

On July 6, 2023 (“Closing Date”), LML listed on the NYSE through the completion of a Business Combination between LHL and GoGreen, formerly a blank check company listed on the NYSE.

The Business Combination, which is not within the scope of IFRS 3 since GoGreen does not meet the definition of a business in accordance with IFRS 3, will be accounted for within the scope of IFRS 2 ’Share Based Payments’ meaning as such, the Business Combination will be treated as the equivalent of LHL issuing shares at the closing of the Business Combination for the net assets of GoGreen as of the closing date, accompanied by a recapitalization.

As GoGreen’s net assets were predominantly comprised of cash offset against current liabilities, the fair value of the GoGreen’s net assets as of June 30, 2023, prior to the BCA, it is considered to be the best indicator of the fair value and, therefore, the estimated preliminary purchase consideration. The net assets of GoGreen will be stated at fair value, with no goodwill or other intangible assets recorded. Any excess of fair value of LHL shares issued over the fair value of GoGreen’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and will be recognized as an expense.

According to IFRS 3, LHL is deemed the accounting predecessor of the combined business, and LML, as the new parent company of the combined business, will be the successor Securities and Exchange Commission (“SEC”) registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

The BCA was signed between both parties on December 13, 2022 concurrent to the closing the PIPE placement of $70.2m. Immediately prior to the Business Combination closing, LML owned all outstanding shares in the SPAC in return for issuing ordinary shares and warrants in LML to existing SPAC investors pro rata to their warrant and shareholdings.

The BCA was signed by, among others, LML, LHL and GoGreen on December 13, 2022. The Closing occurred concurrently with the closing of the PIPE placement totaling $70.2 million. At the Closing, LML acquired GoGreen and former GoGreen shareholders received the number of LML shares and warrants equal to their former holdings of GoGreen shares and warrants. Immediately prior to the Closing, holders of all outstanding LHL options (18,054 total) and restricted stock units (30,000 total) elected to exercise or settle, respectively, their options and restricted stock units for LHL shares, and all outstanding LHL shares were subsequently exchanged for LML shares at the Closing. On 6 July, LML purchased the shares of LHL (with a ratio of c. 94:1)

The Business Combination is expected to have a significant impact on our future capital structure and operating results. The most significant change in LHL Group’s future reported financial positions is an estimated net increase in cash (as compared to our consolidated balance sheet at June 30, 2023) of $74.7 million, including $70.2 million in gross proceeds from the PIPE Investment to be consummated substantially simultaneously with the Business Combination of which $20.6 million represents deferred listing and capital raising fees related to LML initial public offering. The outstanding warrants associated with the BCA will also be recognized in LML future reported financial position.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

27.	Subsequent events (continued)

Business Combination Agreement (Reverse Acquisition) (continued)

As a result of the Business Combination, LHL, through its new parent company LML, will become a SEC-registered Foreign Private Issuer (“FPI”) listed on the NYSE, which will require implementing procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company.

Following the Closing, LML shareholders comprised all prior shareholders of LHL, all prior shareholders of GoGreen (including its public shareholders post-redemptions and the SPAC Sponsor) plus all PIPE investors resulting in LML having a total of 79,418,599 shares issued and outstanding. Pursuant to earn-out arrangements under the BCA, former LHL shareholders and the SPAC Sponsor will receive additional LML shares if the daily volume-weighted average price of LML shares equals or exceeds (i) $14.00 per share for any 20 trading days within a 30 trading day period (“Trigger Event 1”) and (ii) $16.00 for any 20 trading days within a 30 trading day period (“Trigger Event 2”). Of the total shares issued and outstanding, 1,725,000 shares are issued but in escrow and relate to the SPAC Sponsor earn-outs, which are subject to the occurrence of the two trigger events.

LML filed a registration statement on Form F-1 with SEC on August 22, 2023. Once declared effective by the SEC, the F-1 will register the resale of certain Lifezone Metals shares and warrants owned by certain previous LHL shareholders, the SPAC Sponsor (including its limited partners), PIPE investors and Simulus vendors. Pursuant to the BCA, a 180-day lock-up period following the Closing Date applies to (i) 5,133,600 LML shares and 667,500 warrants received by the SPAC Sponsor and (ii) the LML shares received by the previous LHL shareholders who owned 1.5% or more of the outstanding LHL shares prior to the Closing Date, in each case, subject to certain exceptions. 1,335,00 LML shares received by the SPAC Sponsor are subject to a 60-day lock-up.

Prior to the Business Combination closing, the SPAC incurred 94.47% of redemptions from public shareholders following a redemption vote deadline of June 27, 2023. This left 1,527,554 residual shares in trust at a redeemable share price of $10.76.

Gross proceeds from the SPAC merger were $16.5 million in addition to $70.2 million raised from PIPE investors at $10 per share, resulting in $86.6 million gross proceeds for LML before transaction costs.

Following the Business Combination completion on the Closing Date, net increase in cash (as compared to our Consolidated Balance Sheet at June 30, 2023) increased to $119.1 million with $20.6 million of deferred listing and capital raising fees related to LML initial public offering was paid early July 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

27.	Subsequent events (continued)

Business Combination Agreement (Reverse Acquisition) (continued)

The LML shareholdings are summarized below upon closing of the BCA and with the fully diluted capitalization position.

Shareholders	Shares At Closing	% At Closing	Shares (Fully Diluted)	Fully Diluted %
Previous LHL Shareholders	62,680,131	78.9%	62,680,131	52.5%
Previous GoGreen Sponsor	6,468,600	8.1%	6,468,600	5.4%
Previous GoGreen Public Shareholders	1,527,554	1.9%	1,527,554	1.3%
PIPE Investors	7,017,317	8.8%	7,017,317	5.9%
Total	77,693,602	97.8%	77,693,602	65.0%

Simulus Consideration Shares
Simulus Vendors			500,000	0.4%
Total			78,193,602	0.4%

Warrants ($11.50 Exercise Share Price)
Previous GoGreen Public Warrants			13,800,000	11.6%
Previous GoGreen Sponsor Warrants			667,500	0.6%
Total			14,467,500	12.1%

Earn-out Trigger Event 1 ($14.00 per Share)
Previous LHL Shareholders			12,536,026	10.5%
Previous GoGreen Sponsor	862,500	1.1%*	862,500	0.7%
Total	862,500	1.1%	13,398,526	11.2%

Earn-out Trigger Event 2 ($16.00 per Share)
Previous LHL Shareholders			12,536,026	10.5%
Previous GoGreen Sponsor	862,500	1.1%*	862,500	0.7%
Total	862,500	1.1%	13,398,526	11.2%

Fully Diluted Total	79,418,599	100.0%	119,458,154	100.0%

*	Issued shares but in escrow

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the six months ended June 30, 2023

27.	Subsequent events (continued)

Business Combination Agreement (Reverse Acquisition) (continued)

Acquisition of Simulus Laboratory

On July 3, 2023, Metprotech, a wholly owned subsidiary of LHL, signed a Share Sale Agreement with the vendors of SGPL, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.

The transaction formally closed on July 18, 2023 for a total purchase consideration of $13.5 million comprising a $1.0 million deposit paid on March 27, 2023, a cash consideration of $7.5 million paid on closing and 500,000 shares in LML, valued at $10 per share. The vendors are restricted from disposing of, transferring, or assigning their consideration shares for a period of six months from the completion date.

There were no other significant events to note subsequent to June 30, 2023 which require adjustments to, or disclosures in these Unaudited Condensed Consolidated Interim Financial Statements.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lifezone Holdings Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying unaudited condensed consolidated interim financial statements of Lifezone Holdings Limited (the “Company”) and consolidated subsidiaries as of June 30, 2023, and for the six-month period then ended, and the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

GRANT THORNTON

Dublin, Ireland

September 18, 2023